Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following email was delivered to Progress Energy employees on January 10, 2011:

Progress Energy to merge with Duke Energy

•	$26 billion transaction will create nation’s largest utility with an enterprise value of $65 billion

•	Diversified generation portfolio in six regulated service territories

•	Transaction expected to be accretive to adjusted diluted earnings in first year

Progress Energy and Duke Energy announced today that both companies’ boards of directors have unanimously approved a definitive merger agreement to combine the two companies in a stock-for-stock transaction. The combined company, to be called Duke Energy, will be the country’s largest utility, with:

•	Approximately $65 billion in enterprise value and $37 billion in market capitalization;

•

The country’s largest regulated customer base, providing service to approximately 7.1 million electric customers in six regulated service territories: North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio;

•	Approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources; and

•	The largest regulated nuclear fleet in the country.

The combined company’s headquarters will be in Charlotte, but Progress Energy and Duke Energy expect significant utility operations and support to remain in Raleigh. The location of specific organizations and functions will be determined as part of the integration process over the next several months

Structure, Organization & Leadership

When the merger is completed, Bill Johnson, chairman, president and CEO of Progress Energy will become CEO of the new organization. Jim Rogers, chairman, president and CEO of Duke Energy will become executive chairman. In this role, Rogers will advise the CEO on strategic matters, play an active role in government relations and serve as the company’s lead spokesperson on energy policy. Both Johnson and Rogers will serve on the board of directors of the combined company.

Until the merger has received all necessary approvals and has closed, the companies will continue to operate as separate entities. Customers will see no change in their current electric utility companies.

View named officers of the combined company.

Why is Progress Energy merging with Duke Energy?

This merger is in the best interest of the companies, shareholders and customers. Combining Duke Energy and Progress Energy creates a utility with greater financial strength and enhanced ability to meet the challenges both face.

“Changes in the industry require investments in an array of new technologies to reduce environmental footprints and become more efficient. By merging the two companies, we can do that more economically for our customers, improve shareholder value and continue to grow,” Johnson said.

What does this mean for employees of Progress Energy?

An integration team with representatives from both utilities will be working over the next year to combine the organizations after the transaction is complete. Paula Sims, senior vice president for Corporate Development and Improvement will co-lead this integration effort with A.R. Mullinax from Duke Energy. This team will be charged with developing a plan to consolidate functions where it makes financial and operational sense and manage the transition.

Some of the synergies will come in the areas of fuel procurement, system operation, system planning, maintenance and environmental compliance, all of which will lower costs and mitigate future rate pressures for our customers.

Additional savings will come through the elimination of duplicate positions, particularly in support organizations. No positions will be eliminated until the merger is approved, which we expect to take about a year and reductions will be phased in over several years.

“I am committed to getting employees information as soon as we have it,” said Johnson. “But, we have to realize that many questions will not have answers at this early stage.

“As I have told employees repeatedly, we have a mission that matters. We cannot allow this merger to detract from our focus on our fundamentals of safety, operational excellence and customer satisfaction.”

Terms

Under the merger agreement, Progress Energy’s shareholders will receive 2.6125 shares of common stock of Duke Energy in exchange for each share of Progress Energy common stock. Based on Duke’s closing share price on Jan. 7, 2011, Progress Energy shareholders would receive a value of $46.48 per share, or $13.7 billion in total equity value. Duke Energy will also assume approximately $12.2 billion in Progress Energy net debt. The transaction price represents a 7.1 percent premium to the unaffected closing stock price of Progress Energy on Jan. 5, 2011 and a 3.9 percent premium to the closing stock price of Progress Energy on Jan. 7, 2011. The transaction price also represents a 6.6 percent premium to the average closing stock price of Progress Energy over the last 20 trading days ending Jan. 5, 2011, and a 6.4 percent premium over the last 20 trading days ending Jan. 7, 2011. Following completion of the merger, it is anticipated that Duke Energy shareholders will own approximately 63 percent of the combined company and Progress Energy shareholders will own approximately 37 percent on a fully diluted basis. The combination is anticipated to be accretive to Duke Energy’s adjusted earnings in the first year after closing. Based on Duke Energy’s current practice, the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, Progress Energy shareholders would receive an approximate 3 percent dividend increase. Duke Energy expects to effect a reverse stock split immediately prior to closing, and, as a result, the exchange ratio will be appropriately adjusted at that time to reflect the reverse split.

Approvals & Timing

Completion of the merger is conditioned upon, among other things, the approval of the shareholders of both companies. Other necessary regulatory filings include the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also provide information regarding the merger with their other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission.

The companies are targeting a closing by the end of 2011.

“This combination of two outstanding companies is a natural fit,” said Johnson. “It makes clear strategic sense and creates exceptional value for our shareholders. Together, we can leverage our best practices to achieve even higher levels of safety, operational excellence and customer satisfaction, and save money for customers by combining our fuel purchasing power and the dispatch of our generating plants.

“This merger also provides predictable earnings and cash flows to support our dividend payments to shareholders,” Johnson added.

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient” said Rogers. “By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.”

“Combining Duke Energy and Progress Energy creates a utility with greater financial strength and enhanced ability to meet our challenges head-on,” Rogers continued.

The transaction is expected to be accretive to adjusted diluted earnings per share in the first year after closing.

Conference Call & Webcast

Bill Johnson and Jim Rogers will discuss the combination of the two companies on a conference call today at 10 a.m. The call will be available by telephone and audio webcast. Employees who wish to listen to the webcast can do so through www.progress-energy.com. Employees in downtown Raleigh and downtown St. Petersburg will be invited to listen to the webcast in company conference rooms. Look for additional information in your email. The telephone number for today’s teleconference is 1-800-458-9009. You will be asked to provide your name and business affiliation. The conference access code: 3024536.

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Q&A

When will the integration process begin?

An integration team will be led by Paula Sims from Progress Energy and A.R. Mullinax from Duke Energy will develop a detailed plan to integrate the companies to ensure a smooth transition for employees and customers. Both companies have a successful track record of managing large-scale integrations. Until the transaction closes, the companies will continue to operate as separate entities.

What can employees expect in the interim?

Until the transaction closes, the companies will continue to operate as separate entities. As we move through the integration process, it is important for employees to remain focused on working safely to provide the reliable service our customers depend on.

If you have questions about the merger’s effect on a specific project or initiative, please talk to your manager or supervisor. It’s probable at this early stage that managers and supervisors will not have answers to all your questions. However, it’s important to surface questions and concerns so that the company can address them.

This announcement creates uncertainty for many employees. Executives in both companies are committed to being open, honest and fair throughout this process and treating employees with respect. Information and updates will be shared as quickly as possible through meetings, ProgressNet and other communications.

If you have questions about the integration process, please talk to your manager or supervisor, submit the question to the integration SharePoint site or send it to integration@pgnmail.com.

Will there be layoffs as a result of the merger?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. At this point we do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

We currently anticipate that no positions will be eliminated until the merger is approved, which we expect to take about a year and reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies. In the future when positions are eliminated, the companies will provide severance benefits for those not placed in the new organization.

Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now – providing strong customer service and operational excellence with a commitment to safe, reliable operations.

What will happen to duplicate functions?

Until this transaction closes, the companies will continue to operate as separate entities, and there will be no immediate staffing changes. As we work through our integration plans, we expect duplicate functions will be consolidated and some workforce reductions will occur.

Will employees have to relocate as a result of the merger?

After the transaction closes, some employees may be given the opportunity to relocate. Those who choose not to relocate will be offered severance.

What happens to employees’ current benefits and compensation?

There will be no immediate changes to employees’ benefits and compensation. As a part of the integration process, a new compensation and benefits structure will be established and communicated to employees.

What will the severance package look like?

As part of the integration process, Progress Energy and Duke Energy will develop a common severance process and policy. At a minimum, employees receiving severance from Progress Energy will be offered a package no less than the company’s current severance policy. That policy allows for two weeks of pay for every year or partial year of employment with the company, with a minimum of 4 weeks pay and a maximum of 52 weeks pay.

What happens to employees’ pensions?

There will be no immediate changes to the pension plan benefit. As a part of the integration process, design changes will be established and communicated to affected employees.

What happens to employees’ 401(k) stock holdings?

Your account balance in the 401(k) plan is fully vested. The portion of your account in held company stock will be converted to stock in the new company at the same ratio outlined in the merger agreement. Design changes, if any, will be established during the integration process and communicated to employees.

What happens to the negotiated union contracts?

Progress Energy will begin negotiations on renewal of the work agreement with the IBEW this fall as originally planned.

Will there be changes in either company’s management? Will employees maintain the same supervisor?

Bill Johnson will become president and chief executive officer of the new organization. Jim Rogers will become executive chairman until his retirement in 2013.

View the organizational chart for the combined company.

This new organizational structure would become effective at the close of the merger.

There are no immediate changes in employees’ daily reporting structure.

Where will Energy Delivery, CNO and the utility presidents report in the new organization?

In the combined company, the delivery functions will report through the Customer Operations organization, the Chief Nuclear Officer function will report through the Nuclear Generation organization and the state utility presidents will report through the Regulated Utilities organization. These positions will be named as part of the integration planning process.

Will there be new opportunities for both companies’ employees in terms of jobs and relocations?

Yes. Employees of the new combined company will have enhanced professional opportunities from being part of a larger organization with operations in six states as well as Central America and South America. We will have updates on additional opportunities as we work through our integration planning.

What will happen to 2011 ECIP and MICP programs?

The Employee Cash Incentive and Management Incentive Compensation programs will operate as designed in 2011 for payouts in March 2012.

During the employee meetings this fall, Bill Johnson outlined the company’s strategy for success. What happened since those meetings to make this merger necessary?

During the employee meetings and other recent occasions, Bill Johnson has talked candidly about the challenges that the company faces with slow economic growth and the need for new investments for environmental regulatory compliance, replacing aging infrastructure and building new generation. The size and scope of the combined company will make these challenges more manageable and will provide significant benefits to customers and investors. The combination strengthens our ability to address the changes occurring in our industry.

Why doesn’t this combination trigger FERC market power concerns?

The primary factor FERC considers in evaluating utility mergers is the deal’s effect on wholesale competition and whether or not the transaction changes the ability of the combined company to raise wholesale electricity prices. The nature of the wholesale generation markets regulated by FERC have evolved and changed over the past few years. For example, Progress Energy has divested all of its unregulated, merchant generation fleet in the Southeast since 2005. Additionally, there is now less excess generation available for sale after the companies satisfy their native load obligations than in years past. In fact, the companies, especially Progress Energy Carolinas, tend to be net buyers of excess generation now rather than net sellers. Therefore, the combination of these two companies should satisfy the market power tests typically applied by FERC in evaluating transactions in markets like those the companies operate in.

Safe Harbor information

As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.